As of the close of business on January 3, 2003, the net assets of GMO Pelican Fund, a series of
GMO Trust, were acquired by the Evergreen Large Cap Value Fund (the "Fund") in exchange for Class A shares of the Fund. Shares of GMO Pelican Fund received Class A shares of the Fund. As GMO Pelican Fund contributed the majority of the net assets and shareholders to the Fund, the accounting and performance history of GMO Pelican Fund has been carried forward.

As of the close of business on October 2, 2002, the net assets of GMO Global Balanced Allocation Fund ("GMO Fund"), a series of GMO Trust, were acquired by the Evergreen Asset Allocation Fund (the "Fund") in exchange for shares of the Fund. Class III shares of GMO Fund received Class A shares of the Fund. As GMO Fund contributed the majority of the net assets and shareholders to the Fund, the accounting and performance history of GMO Fund has been carried forward.